SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 19 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,484,484 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,484,484 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,484,484 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 912,464 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 912,464 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 912,464 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.02%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Retail Opportunity Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,662,002 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,662,002 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,662,002 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.86%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 750,000 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 750,000 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 750,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.84%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,809,800 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,809,800 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,809,800 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.49%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,809,800 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,809,800 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,809,800 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.49%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS Raphael Benaroya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 shares of Class A Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS Dorrit M. Bern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000 shares of Class A Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D	Page 11 of 19 Pages

Item 1.	SECURITY AND ISSUER.

This statement relates to the shares of Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 26972 Burbank, Foothill Ranch, CA 92610.

Item 2.	IDENTITY AND BACKGROUND.

(a)           This statement is filed by (i) Clinton Spotlight Fund, L.P., a Delaware limited partnership ("Spotlight Fund"); (ii) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (iii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("Magnolia"); (iv) Clinton Retail Opportunity Partnership, L.P., a Delaware limited partnership ("CROP"); (v) Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("CSO"); (vi) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, Magnolia, CROP and CSO (“CGI”); (vii) George E. Hall, a United States citizen, who serves as President of Clinton ("Mr. Hall" and together with Spotlight Fund, SPOT, Magnolia, CROP, CSO and CGI, “Clinton”); (viii) Raphael Benaroya, a United States citizen (“Mr. Benaroya”); and (ix) Dorrit M. Bern, a United States citizen ("Ms. Bern" and together with Clinton, the "Reporting Persons").

(b)           The principal business address of Spotlight Fund, CROP, CGI and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019.  The principal business address of SPOT, Magnolia and CSO is c/o Credit Suisse Administration Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.  The principal business address of Mr. Benaroya is One Meadowlands Plaza, 8th Floor, East Rutherford, New Jersey 07073.  The principal business address of Ms. Bern is 1069 Bald Eagle, Marco Island, Florida 34145.

(c)           The principal business of CGI is to provide investment management services to private individuals and institutions.  The principal business of SPOT, Magnolia, CROP and CSO is to invest in securities.  The principal business of Spotlight Fund is to serve as a domestic feeder fund for SPOT.  The principal business of Mr. Hall is to serve as President of CGI.  The principal business of Mr. Benaroya is to serve as Executive Chairman of Kids Brands, Inc.  The principal business of Ms. Bern is to serve as a member of the board of the Jay H. Baker Retailing Center at the Wharton Business School at the University of Pennsylvania and an instructor at the Wharton Business School, teaching Continuing Board Education.

(d)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Hall, Mr. Benaroya and Ms. Bern are citizens of the United States of America.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, Spotlight Fund, SPOT, Magnolia, CROP and CSO is set forth in Schedule A attached hereto.  To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Class A Common Stock.

CUSIP No. 961840105	SCHEDULE 13D	Page 12 of 19 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons used a total of approximately $17,561,000(including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported in this Schedule 13D.  Clinton used a total of approximately $17,200,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned by Clinton.  Mr. Benaroya used a total of approximately $310,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned by him.  Ms. Bern used a total of approximately $51,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned by her.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Spotlight Fund, for the shares of Class A Common Stock held directly by it; (ii) available working capital of SPOT, for the shares of Class A Common Stock held directly by it; (iii) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it, (iv) available working capital of CROP, for the shares of Class A Common Stock held directly by it; (v) available working capital of CSO, for the shares of Class A Common Stock held directly by it; and (vi) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Spotlight Fund, SPOT, Magnolia, CROP and CSO.  Such Class A Common Stock is held by the Clinton in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein.

The Class A Common Stock reported herein as beneficially held by Mr. Benaroya was purchased solely with the personal funds of Mr. Benaroya and none of the proceeds used to purchase the Class A Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

        The Class A Common Stock reported herein as beneficially held by Ms. Bern was purchased solely with the personal funds of Ms. Bern and none of the proceeds used to purchase the Class A Common Stock reported herein as beneficially owned by her were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION.

The shares of Class A Common Stock reported in this Schedule 13D have been purchased and held for investment in the ordinary course of business.  The Reporting Persons initially invested in the Issuer because they believed the stock was undervalued and represented a potentially profitable investment opportunity.

From April to early June 2012, Clinton attempted to contact senior management of the Issuer to discuss the various aspects of the Issuer’s operations, financial structure and strategy. Clinton was unable to communicate directly with senior management.

On June 15, 2012, Clinton contacted the Issuer by letter to voice its concern with the underperformance and mismanagement of the Issuer over the past five years.  Clinton specifically noted the negative trends in the Issuer’s financial performance following Ms. Susan McGalla’s initial appointment as Chief Executive Officer, but also noted that the underperformance had predated her appointment and that the Issuer’s board of directors (the “Board”) was ultimately responsible for fixing the Issuer’s problems.  Clinton also voiced its dissatisfaction with its inability to reach Ms. McGalla and being told that she would not be available to talk to Clinton for several months.

CUSIP No. 961840105	SCHEDULE 13D	Page 13 of 19 Pages

Subsequent to its letter, Clinton had several calls with management and members of the Board. During the calls, Clinton reiterated its view that the Company had performed poorly for many years and that the recent change in leadership had not seemingly stemmed that trend.

On June 28, 2012, Clinton provided the Issuer with a presentation summarizing its financial analysis of the Issuer and what Clinton believed to be viable strategies for improving performance and increasing stockholder value, including a self-tender offer.

On July 23, 2012, the Board terminated the employment of Ms. McGalla without naming a replacement.  Instead, the Board established an “Office of the Chairman” to lead the Issuer in its search for a new Chief Executive Officer.  The Office of the Chairman is led by the Issuer’s current non-executive Chairman of the Board, Harold D. Kahn, its current President and Chief Operating Officer, Kenneth D. Seipel, and its current Chief Financial Officer, Steven H. Benrubi.  Ms. McGalla also resigned from the Board effective July 25, 2012.

That same day, Clinton contacted the Issuer to acknowledge Ms. McGalla's termination as a positive first step but reaffirmed its dissatisfaction with the performance of the Issuer and its belief that the Issuer should consider all of its alternatives, including remaining independent (and hiring a new management team and fixing its balance sheet) and considering a sale of the Issuer.  Clinton referred the Issuer to several recent change-in-control transactions among public specialty retailers, each of which garnered a significant premium and value for stockholders of the target company.  Clinton also suggested the Board take steps in the interim to return excess capital to stockholders.

On July 30, 2012, Clinton sent a letter to the Issuer thanking the Board for meeting with its representatives and reaffirming its belief that the best path forward was for the Issuer to engage an investment banker to assist in a complete strategic review of the various options and opportunities available to the Issuer, focusing on a potential sale of the Issuer.  Clinton also emphasized that the Issuer should be more transparent to stockholders with respect to the actions it chooses to take.  Enclosed with Clinton's letter was a draft of a press release Clinton indicated it would issue within the next 24 hours if it had not heard from the Issuer.  In response, the Issuer filed with the SEC on July 31, 2012 the letter and draft press release, along with selected prior communications from Clinton to the Issuer.

After the stock market closed on August 21, 2012, the Issuer publicly released summary information on its financial and operational performance for the period ended July 28, 2012. The Issuer also announced that it had adopted a so-called stockholder rights agreement, also known as a poison pill, and had materially increased the pay for four of its five directors. The Issuer’s financial results included its 11.1% comparable store sales decline, a decrease in net sales from $148.8 million to $135.5 million over the past year and the generation of an operating loss of $19.5 million compared with operating income of $3.3 million in the prior year.  On August 22, 2012, the price Class A Common Stock declined by more than 8%.

After the stock market closed on August 22, 2012, Clinton issued a press release stating its intention to solicit the Issuer’s stockholders for their written consent to remove four members of the Board and to replace them and fill the one remaining vacant position with the following independent professionals: Mr. Benaroya, Ms. Bern, Lynda J. Davey, Mindy C. Meads and John S. Mills (collectively, the “Nominees”) (such solicitation of written consents, the “Consent Solicitation”).

CUSIP No. 961840105	SCHEDULE 13D	Page 14 of 19 Pages

Clinton currently intends to pursue the Consent Solicitation to take action without a meeting with respect to (i) the repeal any provision of the Amended and Restated By-Laws of the Company (the "Bylaws") that was not included in the Bylaws filed by the Company with the Securities and Exchange Commission (the "SEC") on May 29, 2009, the last date of reported changes to the Bylaws; (ii) the amendment of the Bylaws to make clear that vacancies on the Board may be filled by the affirmative vote of either the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote thereon or the majority of the members of the Board; (iii) the removal, without cause, of four members of the Board; and (iv) the election of Mr. Benaroya, Ms. Bern, Lynda J. Davey, Mindy C. Meads and John S. Mills as directors to fill the resulting vacancies on the Board.

In addition, Clinton intends to continue to have conversations with management, the Board, other shareholders of the Issuer and other relevant parties regarding the board composition, management, assets, business, strategy, financial condition and/or operations of the Issuer and how to maximize shareholder value.

As a result of the actions undertaken on behalf of Clinton as stated above, the Reporting Persons and the Nominees may be deemed members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Class A Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 5,927,800 shares of Class A Common Stock, constituting approximately 6.62% of the Issuer’s currently outstanding Class A Common Stock.  The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 89,584,244 shares of Class A Common Stock outstanding as of August 20, 2012, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 24, 2012.

CUSIP No. 961840105	SCHEDULE 13D	Page 15 of 19 Pages

(i)	Spotlight Fund:
	(a)	As of the date hereof, Spotlight Fund may be deemed the beneficial owner of 850 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 850 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 850 shares of Class A Common Stock

(ii)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 2,484,484 shares of Class A Common Stock.
Percentage: Approximately 2.77% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,484,484 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,484,484 shares of Class A Common Stock

(iii)	Magnolia:
	(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 912,464 shares of Class A Common Stock.
Percentage: Approximately 1.02% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 912,464 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 912,464 shares of Class A Common Stock

(iv)	CROP:
	(a)	As of the date hereof, CROP may be deemed the beneficial owner of 1,662,002 shares of Class A Common Stock.
Percentage: Approximately 1.86% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,662,002 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,662,002 shares of Class A Common Stock

(v)	CSO:
	(a)	As of the date hereof, CSO may be deemed the beneficial owner of 750,000 shares of Class A Common Stock.
Percentage: Approximately 0.84% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 750,000 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 750,000 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D	Page 16 of 19 Pages

(vi)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 5,809,800 shares of Class A Common Stock.
Percentage: Approximately 6.49% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0 shares of Class A Common Stock
		2.	Shared power to vote or direct vote: 5,809,800 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0 shares of Class A Common Stock
		4.	Shared power to dispose or direct the disposition: 5,809,800 shares of Class A Common Stock

(vii)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 5,809,800 shares of Class A Common Stock.
Percentage: Approximately 6.49% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0 shares of Class A Common Stock
		2.	Shared power to vote or direct vote: 5,809,800 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0 shares of Class A Common Stock
		4.	Shared power to dispose or direct the disposition: 5,809,800 shares of Class A Common Stock

(viii)	Mr. Benaroya:
	(a)	As of the date hereof, Mr. Benaroya may be deemed the beneficial owner of 100,000 shares of Class A Common Stock.
Percentage: Approximately 0.11% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 100,000 shares of Class A Common Stock
		2.	Shared power to vote or direct vote: 0 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 100,000 shares of Class A Common Stock
		4.	Shared power to dispose or direct the disposition: 0 shares of Class A Common Stock

(ix)	Ms. Bern:
	(a)	As of the date hereof, Ms. Bern may be deemed the beneficial owner of 18,000 shares of Class A Common Stock.
Percentage: Approximately 0.02% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 18,000 shares of Class A Common Stock
		2.	Shared power to vote or direct vote: 0 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 18,000 shares of Class A Common Stock
		4.	Shared power to dispose or direct the disposition: 0 shares of Class A Common Stock

By virtue of the Consent Solicitation (as defined and described in Item 4 above), the Reporting Persons and the Nominees may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 5,927,800 shares of Class A Common Stock, constituting approximately 6.62% of the shares of Class A Common Stock outstanding.  None of the Nominees, other than Mr. Benaroya and Ms. Bern, beneficially owns any Class A Common Stock or other securities of the Issuer.  Each Nominee, other than Mr. Benaroya and Ms. Bern, expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by the Reporting Persons.  Mr. Benaroya and Ms. Bern expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially owned by Clinton and Clinton expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Mr. Benaroya and Ms. Bern.

(b) By virtue of investment management agreements with Spotlight Fund, SPOT, Magnolia, CROP and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 5,809,800 shares of Class A Common Stock beneficially owned by Spotlight Fund, SPOT, Magnolia, CROP and CSO.  By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI has voting power or dispositive power.  Mr. Benaroya has sole voting and dispositive power over the 100,000 shares of Class A Common Stock beneficially owned by him.  Ms. Bern has sole voting and dispositive power over the 18,000 shares of Class A Common Stock beneficially owned by her.

CUSIP No. 961840105	SCHEDULE 13D	Page 17 of 19 Pages

(c) Information concerning transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the Nominees has entered into a nominee agreement with CGI (each, a “Nominee Agreement” and collectively, the "Nominee Agreements"), pursuant to which each has agreed to stand for election to the Issuer's board of directors pursuant to the Consent Solicitation and to serve as a director if elected.  Pursuant to the Nominee Agreements, CGI and its affiliates have agreed to pay the costs of soliciting proxies in support of the election of the Nominees to the Board, and indemnify each Nominee for claims arising from such Nominee's role as a nominee for director.  This summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Form of Nominee Agreement, a copy of which is attached as Exhibits 1 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 2 and is incorporated by reference herein.

Other than the Nominee Agreements and the joint filing agreement filed as exhibits hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Form of Nominee Agreement.
2	Joint Filing Agreement, dated August 30, 2012.

CUSIP No. 961840105	SCHEDULE 13D	Page 18 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2012

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Retail Opportunity Partnership, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

CUSIP No. 961840105	SCHEDULE 13D	Page 19 of 19 Pages

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

/s/ Raphael Benaroya
Raphael Benaroya

/s/ Dorrit M. Bern
Dorrit M. Bern

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI.  Each such person is a citizen of the United States of America.  The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Investment Officer and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

CLINTON SPOTLIGHT FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of Spotlight Fund.  George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT.  George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of Magnolia.  There are no executive officers of Magnolia.  Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P.

Clinton GP, Inc., a Delaware corporation, is the general partner of CROP.  George Hall is the controlling person of Clinton GP, Inc.

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CSO.  There are no executive officers of CSO.  Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

SCHEDULE B

Transaction History of the Reporting Persons with respect to the Shares

This Schedule sets forth information with respect to each purchase and sale of Shares that were effectuated by a Reporting Person during the past sixty days.  As of the date of this Schedule 13D, Spotlight Fund, SPOT, Magnolia, CROP, CSO, Mr. Benaroya and Ms. Bern are the only Reporting Persons and the only entities or individuals referenced in this Schedule B that directly own Class A Common Stock.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Clinton Spotlight Master Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/29/2012	60,000	3.1127
7/2/2012	17,100	3.1733
7/9/2012	110,000	3.2626
7/18/2012	8,200	3.0799
7/18/2012	4,300	3.08
7/23/2012	35,000	2.5475
7/23/2012	40,000	2.5443
7/25/2012	15,700	2.6881
7/25/2012	19,300	2.6988
8/8/2012	12,500	2.9278
8/9/2012	15,000	3.0554
8/9/2012	30,000	3.051
8/9/2012	(7,500)	3.05
8/9/2012	3,240	3.049
8/9/2012	7,500	3.049
8/17/2012	12,750	3.1013
8/22/2012	25,000	2.7117
8/22/2012	13,000	2.6846
8/22/2012	12,000	2.8082

Clinton Magnolia Master Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/9/2012	20,000	3.2626
7/18/2012	820	3.0799
7/18/2012	1,720	3.08
7/23/2012	14,000	2.5475
7/23/2012	8,000	2.5443
7/25/2012	3,140	2.6881
7/25/2012	3,860	2.6988
7/26/2012	100,000	2.73
7/26/2012	175,000	2.7403
7/26/2012	108,281	2.7298

7/26/2012	(108,281)	2.7052
7/26/2012	(41,719)	2.7052
7/27/2012	13,500	2.71
8/8/2012	2,500	2.9278
8/9/2012	25,000	3.0554
8/9/2012	50,000	3.051
8/9/2012	(12,500)	3.05
8/9/2012	12,500	3.049
8/9/2012	5,400	3.049
8/17/2012	2,550	3.1013
8/22/2012	250,000	2.7117
8/22/2012	130,000	2.6846
8/22/2012	120,000	2.8082
8/23/2012	35,000	2.8549
8/27/2012	25,000	2.8158
8/27/2012	25,000	2.82
8/28/2012	(250,000)	2.75

Clinton Retail Opportunity Partnership, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/29/2012	40,000	3.1127
7/2/2012	11,400	3.1733
7/9/2012	70,000	3.2626
7/18/2012	7,380	3.0799
7/18/2012	2,580	3.08
7/23/2012	21,000	2.5475
7/23/2012	32,000	2.5443
7/25/2012	12,560	2.6881
7/25/2012	15,440	2.6988
8/8/2012	10,000	2.9278
8/9/2012	10,000	3.0554
8/9/2012	20,000	3.051
8/9/2012	(5,000)	3.05
8/9/2012	5,000	3.049
8/9/2012	2,160	3.049
8/17/2012	10,200	3.1013
8/22/2012	75,000	2.7117
8/22/2012	39,000	2.6846
8/22/2012	36,000	2.8082
8/27/2012	25,000	2.8158
8/27/2012	25,000	2.82

Clinton Special Opportunities Master Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/22/2012	150,000	2.7117
8/22/2012	78,000	2.6846
8/22/2012	72,000	2.8082
8/28/2012	250,000	2.75
8/28/2012	150,000	2.7733
8/29/2012	50,000	2.8249

Mr. Benaroya

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/13/2012	100,000	3.101

Ms. Bern

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/29/2012	18,000	2.8317

EXHIBIT 1

Form of Nominee Agreement

Clinton Group, Inc.
9 West 57th Street, 26th Floor
New York, New York 10019

August __, 2012

[Nominee]
[Business Address]

Dear [Nominee]:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of an affiliate of the undersigned (the "Soliciting Party"), to stand for election as a director of The Wet Seal, Inc., a Delaware corporation (the "Company") in connection with a consent solicitation (the "Consent Solicitation") to be conducted by the undersigned and certain other parties, or appointment or election by other means.  You further agree to serve as a director of the Company if so elected or appointed.  The undersigned agrees on behalf of the Soliciting Party to pay the costs of the Consent Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of the Company if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of the Company.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of the Company.  In that regard, you are being supplied with a questionnaire (the "Questionnaire") in which you will provide the undersigned with information necessary for the Soliciting Party to make appropriate disclosure to the Company and to use in creating the consent solicitation materials to be sent to stockholders of the Company and filed with the Securities and Exchange Commission in connection with the Consent Solicitation.

You agree that (i) you will promptly complete and sign the Questionnaire and return a hardcopy version to the person indicated in the Questionnaire, (ii) your responses in the Questionnaire will be true, complete and correct in all respects, and (iii) you will provide any additional information as may be requested by the undersigned.  In addition, you agree that, concurrently with your execution of this letter, you will execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of the Company and, if elected, consent to serving as a director of the Company. Upon being notified that we have chosen you, we may forward your consent and your completed Questionnaire (or summary thereof) to the Company, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

The undersigned agrees on behalf of the Soliciting Party that the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of the Company on the Slate, or (ii) otherwise arising from or in connection with or relating to the Consent Solicitation.  Your right of indemnification hereunder shall continue after the delivery of consents to the Company pursuant to the Consent Solicitation (the "Delivery") has taken place but only for events that occurred prior to the Delivery and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Consent Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of the Company, if you are elected.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Consent Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Consent Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, upon your delivery of notice with respect to any such claim, the undersigned shall promptly assume control of the defense of such claim with counsel chosen by the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you and (ii) a release of you from any and all liability in respect of such claim.  If you are required to enforce the obligations of the undersigned in this letter in a court of competent jurisdiction, or to recover damages for breach of this letter, the undersigned will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

Each of us recognizes that should you be elected to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to the Company and to the stockholders of the Company and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of the Company.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

CLINTON GROUP, INC.

By:
Name:
Title:

Agreed to and accepted as
of the date first written above:

Name: [Nominee]

EXHIBIT 2

Joint Filing Agreement, dated August 30, 2012

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: August 30, 2012.

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Retail Opportunity Partnership, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

/s/ Raphael Benaroya
Raphael Benaroya

/s/ Dorrit M. Bern
Dorrit M. Bern